Legal Proceedings

(a)(1) In December 2007, U.S. Bank, as stockholder of record of Lyondell Chemical Company (“Lyondell”) on behalf of The Merger Fund (the “Fund”), participated in a cash out merger of Lyondell in which it received $48 per share of merger consideration.  Lyondell later filed for bankruptcy and two entities created by the Lyondell bankruptcy plan of reorganization have initiated lawsuits seeking to recover, or clawback, proceeds received by shareholders in the December 2007 merger based on fraudulent transfer claims.

The first action, Edward S. Weisfelner, as Trustee of the LB Creditor Trust v. Morgan Stanley & Co., Inc., et. al., was initiated on October 22, 2010, in the Supreme Court of the State of New York in the County of New York but has subsequently been removed to the U.S. Bankruptcy Court for the Southern District of New York.

The second action, Edward S. Weisfelner, as Trustee of the LB Litigation Trust v. A Holmes & H Holmes TTEE, et. al., was initiated on December 23, 2010, in the U.S. Bankruptcy Court for the Southern District of New York. Both actions attempt to recover the proceeds paid out to the holders of Lyondell shares at the time of the 2007 merger.

The value of the proceeds received by the Fund is approximately $58,267,200. The Fund cannot predict the outcome of this proceeding. The complaints, however, allege no misconduct by the Fund and the Fund intends to vigorously defend any lawsuit. The Fund is currently assessing the case and has not yet determined the potential effect, if any, on its net asset value.

(a)(2) The Fund held shares of Tribune Company at the time of the 2007 leveraged buyout of Tribune Company.

On December 7, 2010, the Fund was named as a defendant and a putative member of the proposed defendant class of shareholders named in an adversary proceeding brought by the Official Committee of Unsecured Creditors of Tribune Company in the U.S. Bankruptcy Court for the District of Delaware, in connection with Tribune Company’s Chapter 11 bankruptcy proceeding (In re Tribune Company). The proceeding attempts to “clawback” the proceeds paid out in connection with a leveraged buyout transaction by which Tribune Company converted to a privately-held company in 2007. The putative defendant class is comprised of beneficial owners of shares of Tribune Company who received proceeds of the leveraged buy-out.

On June 23, 2011, U.S. Bank was served a complaint as a named defendant in a lawsuit filed in Federal Court in Minnesota brought by Deutsche Bank and other trustees of Tribune Company trust indentures (the “Indenture Trustees”). The Indenture Trustees seek to recover the payments made to U.S. Bank as a Tribune shareholder of record. This case is captioned Deutsche Bank Trust Company Americas et al. v. US Bank, N.A.

The value of the proceeds received by the Fund is approximately $11,731,904. The Fund cannot predict the outcome of this proceeding. The complaints, however, allege no misconduct by the Fund and the Fund intends to vigorously defend any lawsuit. The Fund is currently assessing the case and has not yet determined the potential effect, if any, on its net asset value.